January 27, 2021

British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)
Autorite des Marches Financiers (Quebec)

Office of the Superintendent of Securities (Northwest Territories)
Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities (Nunavut)

Dear Sirs / Mesdames:

Re: HIVE Blockchain Technologies Ltd.

We refer to the short form base shelf prospectus of HIVE Blockchain Technologies Ltd. (the "Company") dated January 27, 2021 relating to the sale and issue of up to an aggregate of $100,000,000 in common shares, warrants, subscription receipts, units, debt securities, share purchase contracts and rights of the Company.

We consent to being named and to the use, through incorporation by reference in the above- mentioned short form base shelf prospectus, of our report dated September 14, 2020 to the shareholders of the Company on the following financial statements:

Consolidated statements of financial position as at March 31, 2020 and 2019, and;

Consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years ended March 31, 2020 and 2019, and a summary of significant accounting policies and other explanatory information.

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We report that we have read the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the short form base shelf prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

/s/ "Davidson & Company LLP"

DAVIDSON & COMPANY LLP

Chartered Professional Accountants